UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                ACMAT Corporation
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                                (Name of Issuer)

      Common Stock, without par value and Class A Stock, without par value
--------------------------------------------------------------------------------
                         (Title and Class of Securities)

             004615108 (Common Stock) and 004616207 (Class A Stock)
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                                 (CUSIP Numbers)

                             Robert H. Frazer, Esq.
                                 General Counsel
                                ACMAT Corporation
                                 233 Main Street
                           New Britain, CT 06050-2350
                                 (860) 229-9000
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            (Name, Address and Telephone Number of Person Authorized
                      to Receive Notice and Communications)

                                December 29, 2004
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided for in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP NO.                                               004615108 (Common Stock)

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      1)    Name of Reporting Person                        Henry W. Nozko, Jr.
            I.R.S. I.D. No. of above person (entities only)

--------------------------------------------------------------------------------

      2)    Check the Appropriate Box if a Member of a Group (see Instructions)

                  (a)                                                       [X]
                        --------------------------------------------------------

                  (b)                                                       [_]
                        --------------------------------------------------------

--------------------------------------------------------------------------------

      3)    SEC Use Only

--------------------------------------------------------------------------------
      4)    Source of Funds (See Instructions)                               PF

--------------------------------------------------------------------------------

      5)    Check Box if Disclosure of Legal Proceedings is Required Pursuant to
            Items 2(d) or 2(e)                                              [_]

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      6)    Citizenship or Place of Organization        United States of America

--------------------------------------------------------------------------------
                  7)    Sole Voting Power                               180,099
                                            ------------------------------------
 Number of
  Shares
Beneficially      8)    Shared Voting Power                                   0
                                              ----------------------------------
  Owned By
    Each
Reporting         9)    Sole Dispositive Power                          184,099
                                                 -------------------------------
   Person
    With
                  10)   Shared Dispositive Power                              0
                                                   -----------------------------

--------------------------------------------------------------------------------

      11)   Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                        184,099

--------------------------------------------------------------------------------

      12)   Check Box if the Aggregate Amount in
            Row (11) Excludes Certain Shares (See Instructions)             [X]
                                                                ----------------

--------------------------------------------------------------------------------

      13)   Percent of Class Represented by Amount in Row (11)           33.82%
                                                              ------------------

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      14)   Type of Reporting Person                                         IN

CUSIP NO.                                               004615108 (Common Stock)

--------------------------------------------------------------------------------

      1)    Name of Reporting Person                          Victoria C. Nozko
            I.R.S. I.D. No. of above person (entities only)

--------------------------------------------------------------------------------

      2)    Check the Appropriate Box if a Member of a Group (see Instructions)

                  (a)                                                       [X]
                        --------------------------------------------------------

                  (b)                                                       [_]
                        --------------------------------------------------------

--------------------------------------------------------------------------------

      3)    SEC Use Only

--------------------------------------------------------------------------------
      4)    Source of Funds (See Instructions)                               PF

--------------------------------------------------------------------------------

      5)    Check Box if Disclosure of Legal Proceedings is Required Pursuant to
            Items 2(d) or 2(e)                                              [_]

--------------------------------------------------------------------------------

      6)    Citizenship or Place of Organization        United States of America

--------------------------------------------------------------------------------
                  7)    Sole Voting Power                               301,800
                                            ------------------------------------
 Number of
  Shares
Beneficially      8)    Shared Voting Power                                   0
                                              ----------------------------------
  Owned By
    Each
Reporting         9)    Sole Dispositive Power                          301,800
                                                 -------------------------------
   Person
    With
                  10)   Shared Dispositive Power                              0
                                                   -----------------------------

--------------------------------------------------------------------------------

      11)   Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                        301,800

--------------------------------------------------------------------------------

      12)   Check Box if the Aggregate Amount in
            Row (11) Excludes Certain Shares (See Instructions)             [ ]
                                                                ----------------

--------------------------------------------------------------------------------

      13)   Percent of Class Represented by Amount in Row (11)           55.44%
                                                              ------------------

--------------------------------------------------------------------------------

      14)   Type of Reporting Person                                         IN

CUSIP NO.                                              004616207 (Class A Stock)

--------------------------------------------------------------------------------

      1)    Name of Reporting Person                        Henry W. Nozko, Jr.
            I.R.S. I.D. No. of above person (entities only)

--------------------------------------------------------------------------------

      2)    Check the Appropriate Box if a Member of a Group (see Instructions)

                  (a)                                                       [X]
                        --------------------------------------------------------

                  (b)                                                       [_]
                        --------------------------------------------------------

--------------------------------------------------------------------------------

      3)    SEC Use Only

--------------------------------------------------------------------------------
      4)    Source of Funds (See Instructions)                               PF

--------------------------------------------------------------------------------

      5)    Check Box if Disclosure of Legal Proceedings is Required Pursuant to
            Items 2(d) or 2(e)                                              [_]

--------------------------------------------------------------------------------

      6)    Citizenship or Place of Organization        United States of America

--------------------------------------------------------------------------------
                  7)    Sole Voting Power                               110,374
                                            ------------------------------------
 Number of
  Shares
Beneficially      8)    Shared Voting Power                                   0
                                              ----------------------------------
  Owned By
    Each
Reporting         9)    Sole Dispositive Power                          183,874
                                                 -------------------------------
   Person
    With
                  10)   Shared Dispositive Power                              0
                                                   -----------------------------

--------------------------------------------------------------------------------

      11)   Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                        183,874

--------------------------------------------------------------------------------

      12)   Check Box if the Aggregate Amount in
            Row (11) Excludes Certain Shares (See Instructions)             [X]
                                                                ----------------

--------------------------------------------------------------------------------

      13)   Percent of Class Represented by Amount in Row (11)            9.99%
                                                              ------------------

--------------------------------------------------------------------------------

      14)   Type of Reporting Person                                         IN

CUSIP NO.                                              004616207 (Class A Stock)

--------------------------------------------------------------------------------

      1)    Name of Reporting Person                          Victoria C. Nozko
            I.R.S. I.D. No. of above person (entities only)

--------------------------------------------------------------------------------

      2)    Check the Appropriate Box if a Member of a Group (see Instructions)

                  (a)                                                       [X]
                        --------------------------------------------------------

                  (b)                                                       [_]
                        --------------------------------------------------------

--------------------------------------------------------------------------------

      3)    SEC Use Only

--------------------------------------------------------------------------------
      4)    Source of Funds (See Instructions)                               PF

--------------------------------------------------------------------------------

      5)    Check Box if Disclosure of Legal Proceedings is Required Pursuant to
            Items 2(d) or 2(e)                                              [_]

--------------------------------------------------------------------------------

      6)    Citizenship or Place of Organization        United States of America

--------------------------------------------------------------------------------
                  7)    Sole Voting Power                                32,000
                                            ------------------------------------
 Number of
  Shares
Beneficially      8)    Shared Voting Power                                   0
                                              ----------------------------------
  Owned By
    Each
Reporting         9)    Sole Dispositive Power                           59,000
                                                 -------------------------------
   Person
    With
                  10)   Shared Dispositive Power                              0
                                                   -----------------------------

--------------------------------------------------------------------------------

      11)   Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                         59,000

--------------------------------------------------------------------------------

      12)   Check Box if the Aggregate Amount in
            Row (11) Excludes Certain Shares (See Instructions)             [ ]
                                                                ----------------

--------------------------------------------------------------------------------

      13)   Percent of Class Represented by Amount in Row (11)             3.2%
                                                              ------------------

--------------------------------------------------------------------------------

      14)   Type of Reporting Person                                         IN

Item 1.  Security and Issuer.

      This statement on Schedule 13D relates to shares of the Common Stock, without par value ("Common Stock"), and shares of Class A Stock, without par value ("Class A Stock"), of ACMAT Corporation, a Connecticut corporation (the "Issuer"), with its principal executive offices located at 233 Main Street, New Britain, CT 06050-2350, with a telephone number of: (860) 229-9000.

      As described more fully in Item 4 below, this Schedule 13D is being filed on behalf of two individuals identified in Item 2(a) below (the "Group") pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") because of the Group's aggregate beneficial ownership of approximately 89% of the Issuer's Common Stock, and approximately 13% of the Issuer's Class A Stock, which together represent approximately 70% of the total voting power of the Issuer, as elsewhere reported herein.

Item 2. Identity and Background.

      (a) This statement on Schedule 13D is being filed by Henry W. Nozko, Jr. ("Mr. Nozko, Jr.") and Victoria C. Nozko ("Mrs. Nozko"), two related individuals. Each of the individuals named in the previous sentence is referred to herein individually as a "Reporting Person": and collectively as the "Reporting Persons." Mr. Nozko, Jr. currently serves as the Issuer's Chairman, President, and Chief Executive Officer. Mr. Nozko, Jr. is also the son of the late Henry W. Nozko, Sr., the Issuer's founder and former Chairman, President and Chief Executive Officer, who died in January 2002. Mrs. Nozko is the widow of Henry W. Nozko, Sr., the mother of Mr. Nozko, Jr. and a director of the Issuer.

      (b) The business address of Mr. Nozko, Jr. and Mrs. Nozko is c/o ACMAT Corporation, 233 Main Street, New Britain, CT 06050-2350, telephone number:
(860) 229-9000.

      (c) Mr. Nozko, Jr. currently serves as the Chairman, President and Chief Executive Officer of the Issuer. Mrs. Nozko is a homemaker and a Director of the Issuer.

      (d) Neither of the Reporting Persons, during the last five years, has been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors.

      (e) Neither of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or other Consideration.

      Mr. Nozko, Jr.

      As of the date of filing hereof, Mr. Nozko, Jr. beneficially owns 184,099 shares of the Issuer's Common Stock and 183,874 shares of the Issuer's Class A Stock. Mr. Nozko, Jr. owns directly 179,099 shares of the Issuer's Common Stock and may be deemed to share indirect beneficial ownership of 10,100 shares of Common Stock directly owned by Mr. Nozko, Jr.'s spouse, which beneficial ownership Mr. Nozko, Jr. has disclaimed. Mr. Nozko, Jr. acquired the shares of Common Stock directly owned by him through open market or private acquisitions using his personal funds or by the exercise of options.

      Mr. Nozko, Jr. owns directly 110,374 shares of the Issuer's Class A Stock and may be deemed to share indirect beneficial ownership of 400 shares of Class A Stock directly owned by Mr. Nozko, Jr.'s spouse, which beneficial ownership Mr. Nozko, Jr. has disclaimed. Mr. Nozko, Jr. acquired the shares of Class A Stock directly owned by him through open market or private acquisitions using his personal funds or by the exercise of options.

      In recognition of Mr. Nozko, Jr.'s service to the Issuer, Mr. Nozko, Jr. has been awarded options to acquire an aggregate of 20,000 shares of the Issuer's Common Stock (4,000 of which are currently exercisable) and an aggregate of 108,500 shares of the Issuer's Class A Stock (73,500 of which are currently exercisable). These option awards have been granted as equity incentive awards by the Issuer's Board of Directors. No personal funds or other consideration were used by Mr. Nozko, Jr. to acquire these options.

      No leverage or borrowed funds were used to acquire or purchase any of the shares of the Issuer's Common Stock or Class A Stock beneficially owned by Mr. Nozko, Jr. which are the subject of this Schedule 13D.

      Mrs. Nozko

      As of the date of filing hereof, Mrs. Nozko beneficially owns 301,800 shares of the Issuer's Common Stock and 59,000 shares of the Issuer's Class A Stock. Mrs. Nozko acquired 321,280 shares of Common Stock in late January 2003 by means of a transfer from the estate of her late husband, Henry W. Nozko, Sr., pursuant to the provisions of his will and Mrs. Nozko thereafter transferred 10,500 and 8,980 of such shares by gifts to other persons on December 31, 2003 and December 29, 2004, respectively. Mrs. Nozko currently directly owns 32,000 shares of Class A Stock, which were acquired by Mrs. Nozko with personal funds in open market or private transactions or through the exercise of options.

      Mrs. Nozko currently holds options to acquire an aggregate of 27,000 shares of Class A Stock . These option awards have been granted as equity incentive awards by the Issuer's Board of Directors. No personal funds were used by Mrs. Nozko to acquire these options.

      No leverage or borrowed funds were used to acquire or purchase any of the shares of the Issuer's Common Stock or Class A Stock beneficially owned by Mrs. Nozko which are the subject of this Schedule 13D.

Item 4. Purpose of Transaction.

      The shares of Common Stock and Class A Stock which are the subject of this
Schedule 13D have been owned by members of the Nozko family for many years, including Mr. Nozko, Jr., Mrs. Nozko and Henry W. Nozko, Sr., the late founder of the Issuer and its former Chairman, President and Chief Executive Officer. Each of the Reporting Persons intend to continue to hold the shares of Common Stock and Class A Stock beneficially owned by the Reporting Persons, subject to estate planning requirements, or other transfers for personal reasons.

      Except as described in the preceding paragraph, neither of the Reporting Persons have any plan or proposals which related to, or would result in, any of the actions or consequences described in Item 4(a)-(j) of the instructions to
Schedule 13D, or any agreement regarding such matters, although the Reporting Persons may in the future take actions which would have such consequences.

      Depending upon market prices and other conditions, either of the Reporting Persons may acquire additional shares of the Issuer's Common Stock or Class A Stock from time to time on the open market or otherwise. In addition, depending upon market prices and other conditions, either of the Reporting Persons may dispose of some or all of their Common Stock or Class A Stock at any time and from time to time in the open market or otherwise at prices that such Reporting Person may determine.

Item 5. Interest in Securities of the Issuer.

      (a) As of the date hereof, the Reporting Persons own the following amount of shares of the Issuer's Common Stock and Class A Stock:

          Reporting             Class of Stock  Number of Shares              Percentage of        Percentage of (*)
          ----------            --------------  -----------------             --------------       -----------------
            Person                              Beneficially Owned        (*) Class Outstanding    Total Voting Power
            ------                              ------------------        ---------------------    ------------------

Henry W. Nozko, Jr.            Common (1)               184,099                    33.8                   33.82
                               Class A (2)              183,874                     9.99
Victoria C. Nozko              Common                   301,800                    55.4                   55.44
                               Class A (3)               59,000                     3.2

(1) Includes currently exercisable options to purchase 4,000 shares of Common Stock but excludes 10,100 shares of Common Stock owned directly by Mr. Nozko, Jr.'s spouse, which indirect beneficial ownership Mr. Nozko, Jr. has disclaimed.

(2) Includes currently exercisable options to purchase 73,500 shares of Class A Stock but excludes 400 shares of Class A Stock owned directly by Mr. Nozko, Jr.'s spouse, which indirect beneficial ownership Mr. Nozko, Jr. has disclaimed.

(3) Includes currently exercisable options to purchase 27,000 shares of Class A Stock.

(*) Based on 540,329 shares of Common Stock outstanding and 1,738,477 shares of Class A Stock outstanding as of January 25, 2005.

      (b) Each of the Reporting Person has the sole power to vote, or direct the vote of, and the sole power to dispose, of or direct the disposition of the respective beneficially held shares of the Issuer's Common Stock and Class A Stock which are the subject of this Schedule 13D.

      (c) On December 29, 2004, Mr. Nozko, Jr. acquired 1,000 shares of Common Stock (with a value of $9.56 per share) as a gift. Mrs. Nozko disposed of an aggregate of 8,980 shares of Common Stock (with a value of $9.56 per share) by means of gifts. On September 17, 2004 Mr. Nozko, Jr acquired by exercise of options 50,000 shares of Common Stock at $10.75 per share and 15,000 shares of Class A Stock at $7.25 per share and sold all of said shares to the Company for $14.25 and $12.90 per share, respectively.

      Other than the transactions described above in this Section 5(c), neither of the Reporting Persons have engaged in any transactions in the Issuer's Common Stock or the Class A Stock during the past sixty (60) days.

      (d) Mr. Nozko, Jr. will have the sole and exclusive right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 184,099 shares of the Issuer's Common Stock and 178,874 shares of the Issuer's Class A Stock beneficially owned by him.

      Mrs. Nozko will have the sole and exclusive right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 301,800 of the Issuer's Common Stock and 59,000 shares of the Issuer's Class A Stock beneficially owned by her.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

      There are no contracts, arrangement, agreements, written or oral, or understandings regarding the shares of Common Stock and/or Class A Stock of the Issuer which are the subject of this Schedule 13D between the Reporting Persons and/or any other persons, other than arrangements as may be provided for under their respective estate plans or with respect to gifts or similar personal matters. However, the Reporting Persons anticipate that they may consult with each other with regard to the management and business of the Issuer from time to time in the future.

Item 7. Material to be Filed as Exhibits.

      99.1  Joint Filing Agreement, dated as of January 25, 2005.

                                    SIGNATURE

      After reasonable inquiry and to the best of our knowledge and belief, we hereby certify that the information set forth in this statement is true, complete and correct.


                                         HENRY W. NOZKO, JR.


                                         By:    /s/ Henry W. Nozko, Jr.
                                            ------------------------------------
                                         Date:  January 25, 2005


                                         VICTORIA C. NOZKO


                                         By:    /s/ Victoria C. Nozko
                                            ------------------------------------
                                         Date:  January 25, 2005


                                      -11-